

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2012

Via E-mail
Virginia K. Sourlis
President and Director
Savvy Business Support Inc.
The Courts of Red Bank
130 Maple Ave., Suite 9B2
Red Bank, NJ 07701

> **Re: Savvy Business Support Inc.**
> **Registration Statement on Form S-1**
> **Filed September 26, 2012**
> **File No. 333-184110**

Dear Ms. Sourlis:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure that your company is a shell company. As a result, please revise your disclosure to state that the sales price to the public will be fixed for the duration of the offering. Identify your selling shareholders as underwriters. In addition, make conforming changes throughout the prospectus (e.g. plan of distribution).

2. Please identify the resale restrictions imposed by the conditions under Rule 144(i) (e.g. requirement to provide Form 10 information). Revise your disclosure under your current risk factor on page 6, Plan of Distribution, and Liquidity and Capital Resources to discuss these restrictions imposed by Rule 144(i).

Prospectus, page 2

3. Your disclosure in this section states that as of the end of trading on September 26, 2012 your common stock closing price was $2.00 and also that there is no active trading market for your common stock. However, it appears that the last trade under your ticker symbol "SVYB" was on June 27, 2011. We note your disclosure on page 8. Please reconcile and revise.

Legal Proceedings, page 17

4. We note your disclosure under this section heading does not include any pending legal proceedings. Please revise this section to include any material proceedings to which your sole officer and director, Virginia Sourlis, is party, as applicable. Please refer to Item 103 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
Phil Magri, Esq.
The Sourlis Law Firm